Mail Stop 7010

      April 4, 2006


Mr. Henry G. Schopfer, III
Chief Financial Officer
Peerless Mfg. Co.
2819 Walnut Hill Lane
Dallas, Texas 75229

	RE:	Form 10-K for the year ended June 30, 2005
		Form 10-Q for the quarter ended December 31, 2005
		File No. 0-5214

Dear Mr. Schopfer:

	We have reviewed your response letter dated March 30, 2006 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.


Item 7.  Management`s Discussion and Analysis

Results of Operations - Segments, page 15

2. We note your response to prior comment 4. Given that the corrections result in an approximately 11% decrease in your net loss for the year ended June 30, 2005 and a 15% decrease in net loss for the quarter ended December 31, 2004, it is unclear how you determined that the corrections were not material to past-presented financial information, trends in earnings, or to the most current projected results for the current fiscal year. Please file an amendment to your Form 10-K to revise your financial statements or explain to us in greater detail why these amounts are not quantitatively material.
In addition, we do not understand why you did not record the catch-up adjustment in the quarter ended September 30, 2004, which would have been the beginning of your fiscal year, if you believed the amounts were immaterial. Had you done this, it appears that the significance of the correction would be even greater in that quarter. We remind you of the requirements of Item 4.02(a) of Form 8-K. We also remind you that if you file your restated Form 10-K you should appropriately address the following:
* an explanatory paragraph in the reissued audit opinion,
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data, and
* updated certifications.

Item 9A.  Controls and Procedures, page 54

3. We note your response to prior comment 6. Your definition of disclosure controls and procedures should include the entire definition of disclosure controls and procedures per Rules 13a-15(e)
and 15d-15(e) of the Exchange Act. In addition to your proposed disclosure, please also continue to state that your disclosure controls and procedures were effective in ensuring that all material information required to be filed in the Form 10-K was made known to your Chief Executive Officer and Chief Financial Officer in a timely fashion.

*    *    *    *

	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,





							Rufus Decker
							Accounting Branch Chief
Mr. Henry G. Schopfer, III
April 4, 2006
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE